HORNBACH

82-3729

HORNBACH BAUMARKT AKTIENGESELLSCHAFT

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549
USA

04036331

Bornheim, August 9th, 2004

HORNBACH-Baumarkt-AG – File number 82-3729

Dear Sir or Madam,

enclosed please find our press release and interim report issued on June 25th, 2004 for your information. It's a brief report concerning the 1st quarter of our financial year 2004/05 (March 1 to May 31, 2004).

Futher we send you our annual report 2003/04 for your documentation.

Kind regards,

Judith Sommer

pp. Judith Sommer

Enclosure

dlw 8/18

Growth successfully maintained in the First Quarter of 2004/2005

HORNBACH Group Increases Sales and Earnings

- Sales at DIY megastores with garden centers up by around 10 %
- Like-for-like sales growth of 2.2 % across the Group
- Earnings growth even higher than that for sales
- Slovakian market entry in Summer 2004

Frankfurt a. M./Neustadt an der Weinstrasse, June 25, 2004.

The HORNBACH Group, one of the leading DIY groups in Europe, has built on the success of the 2003/2004 financial year and maintained its growth trajectory in the first three months of the current financial year (March 1 to May 31, 2004). Both the overall HORNBACH HOLDING AG Group and the HORNBACH-Baumarkt-AG Subgroup reported rising sales in Germany and abroad for the first quarter of 2004/2005. As a result of its pleasing like-for-like sales growth, the market leader in the segment of combined DIY megastores and garden centers has further improved its position in the market. As reported by the Boards of Management at their joint Financial Statements Press Conference in Frankfurt, the Group's key earnings figures grew even more rapidly than sales.

The Annual Reports of HORNBACH-Baumarkt-AG and HORNBACH HOLDING AG for the 2003/2004 financial year (March 1, 2003 to February 29, 2004) have been presented at the Financial Statements Press Conference. The most important key figures in the financial statements have been provided in the tables at the end of this press release. Detailed information as to the business development of the HORNBACH Group can be downloaded from the Investor Relations sections of the companies' homepages (www.hornbach.com and www.hornbach-holding.com).

The Boards of Management and Supervisory Boards of the two publicly listed companies will propose to the Annual General Meetings to be held in Frankfurt on September 2 and September 3 that the dividend remain unchanged on the previous year. This would mean HORNBACH-Baumarkt-AG distributing a dividend of € 0.87 per ordinary share (ISIN DE0006084403) and the parent company, HORNBACH HOLDING AG, distributing one of € 1.14 per preference share (ISIN DE0006083439).

The HORNBACH HOLDING AG Group includes the HORNBACH-Baumarkt-AG, HORNBACH Baustoff Union GmbH and HORNBACH Immobilien AG Subgroups.

Key Figures for the First Quarter of 2004/2005 (IFRS)

	HORNBACH HOLDING AG Group (ISIN DE0006083439)			HORNBACH-Baumarkt-AG Subgroup (ISIN DE0006084403)		
Figures in € m	± %	1st Quarter 2004/2005	1st Quarter 2003/2004	± %	1st Quarter 2004/2005	1st Quarter 2003/2004
Net sales	**7.9**	**617.6**	572.3	**9.8**	**585.2**	**533.0**
of which: Germany	6.4	430.8	404.9	9.0	398.4	365.6
of which: other European countries	11.6	186.8	167.4	11.6	186.8	167.4
Like-for-like sales growth (%)					**2.2%**	3.9%
Gross margin (as % of net sales)		**36.5%**	35.1%		**36.9%**	35.6%
EBITDA	11.5	**67.7**	60.7	13.8	**59.2**	52.0
Operating earnings (EBIT)	17.6	**50.8**	43.2	20.4	**45.4**	37.7
Consolidated earnings before taxes and extraordinary items [1)]	**20.5**	**42.3**	35.1	**25.8**	**40.5**	32.2
Extraordinary items	-	-	1.1	-	-	1.1
Consolidated net income [1)]	**6.9**	**24.7**	23.1	**11.0**	**24.2**	21.8
Earnings per share in €	5.5	**2.50 (pref.)**	2.37 (pref.)	11.0	**1.61**	1.45
Capital investments	-22.7	**21.4**	27.7	-16.2	**8.8**	10.5
Balance sheet total	0.9	**1,681.9**	1,666.3	2.1	**1,175.3**	1,150.8
Shareholders' equity	3.2	**453.6**	439.7	4.8	**388.8**	370.9
Number of employees	8.3	**10,862**	10,029	9.9	**10,235**	9,314

1) HORNBACH HOLDING AG Group: before minority interests

Sales at the HORNBACH Group up by 7.9 %

The net sales of the HORNBACH HOLDING AG Group rose by 7.9 % in the first quarter of 2004/2005 (March 1 to May 31, 2004) to € 617.6m (previous year: € 572.3m).

The HORNBACH-Baumarkt-AG subsidiary operated 110 DIY megastores with garden centers across Europe as of May 31, 2004 (previous year: 104). In the context of the integration of the former Lafiora garden centers, the HORNBACH-Baumarkt-AG Subgroup has also operated four standalone specialist garden centers since the beginning of the 2004/2005 financial year. The total sales area of all 114 retail outlets amounted to around 1,133,000 m² at the reporting date. Sales at the Baumarkt Subgroup rose by 9.8 % to € 585.2m in the first quarter (previous year: € 533.0m). The share of international sales amounted to 31.9 % in the first quarter (previous year: 31.4 %). Like-for-like sales rose by 2.2 % across the Group.

At € 33.1m, the net sales of the total of 20 outlets (previous year: 19) operated by the HORNBACH Baustoff Union GmbH Subgroup (construction materials and builders merchants) reached the level reported for the previous year.

Pleasing earnings developments

The consolidated earnings before taxes and extraordinary items reported by the HORNBACH HOLDING AG Group for the period under report rose by 20.5 % to € 42.3m (previous year: € 35.1m). At the Baumarkt Subgroup, this key figure increased by 25.8 % to € 40.5m (previous year: € 32.2m). Earnings per share pursuant to IFRS rose from € 2.37 to € 2.50 per preference share at HORNBACH HOLDING AG (+5.5 %). At its DIY subsidiary, HORNBACH-Baumarkt-AG, earnings per ordinary share showed a year-on-year improvement from € 1.45 to € 1.61 (+11.0%).

The rise in the key operating earnings figures in the first quarter is primarily attributable to like-for-like sales growth at the DIY megastores with garden centers, coupled with an increase in the gross margin in spite of lower retail prices. At the HORNBACH HOLDING AG Group, the gross profit rose as a percentage of net sales from 35.1 % to 36.5 %. At the HORNBACH-Baumarkt-AG Subgroup, the gross margin increased from 35.6 % to 36.9 %. This was principally the result of improved conditions in the Group's international procurement activities and enhancements made to its product range and supply chain management (logistics). Moreover, the significant reduction in the level of pre-opening expenses compared with the equivalent period in the previous year also impacted positively on the level of earnings generated by the overall HORNBACH HOLDING AG Group.

As of May 31, the HORNBACH Group had 10,862 employees, 8.3 % more than one year ago. The level of capital investment was lower than in the equivalent quarter in the previous year. Investments at the HORNBACH HOLDING AG Group totaled € 21.4m (previous year: € 27.7m) and primarily related to land and buildings (67 %) and to plant and office equipment.

Outlook

Five HORNBACH DIY megastores with garden centers are scheduled to be opened during the 2004/2005 financial year, of which three are in Germany. The Osnabrück location was opened on June 21, 2004. Stores are to be opened in Fürth and Braunschweig at a later point in the financial year, in both cases replacing existing HORNBACH locations in the same catchment areas (Nuremberg, Fürther Strasse; Braunschweig, Stobwasserstrasse). The first HORNBACH DIY megastore with a garden center in Slovakia will commence operations at the Bratislava location in Summer 2004. In Switzerland, the store network will be extended to include the new megastore at Villeneuve on Lake Geneva.

The overall number of DIY megastores including the two location substitutions is expected to rise to 113 by the end of the current financial year. These are supplemented by four Lafiora garden centers to be retrospectively integrated as of March 1, 2004. The total number of retail outlets operated by the HORNBACH-Baumarkt-AG Subgroup is therefore expected to number 117 by the end of the 2004/2005 financial year. The net sales of the HORNBACH-Baumarkt-AG Subgroup including newly opened stores are expected to exceed € 2.1bn.

At the HORNBACH Baustoff Union GmbH Subgroup, productivity enhancements coupled with synergies resulting from the acquisitions undertaken in the previous years are expected to have a positive impact on earnings in the current 2004/2005 financial year. There is expected to be a considerable reduction in the level of losses incurred by the company. Its management was reinforced in April 2004 in order to achieve this goal.

The total (net) sales of the HORNBACH HOLDING AG Group are expected to rise to significantly more than € 2.2bn in the current year. On account of the scheduled expansion, like-for-like sales growth and a stable gross margin, consolidated earnings are expected to improve further and to rise as a percentage of sales.

Further details on the development of business at the overall HORNBACH HOLDING AG Group and at the HORNBACH-Baumarkt-AG Group have been provided in the interim reports published today on the internet.

2004 Financial Calendar

▪ June 25, 2004	**Financial Statements Press Conference** 2003/2004 **DVFA Analysts Conference** **Interim Report** as of May 31, 2004
▪ September 02, 2004	**Annual General Meeting of HORNBACH-Baumarkt-AG** Frankfurt am Main
▪ September 03, 2004	**Annual General Meeting of HORNBACH HOLDING AG** Frankfurt am Main
▪ September 30, 2004	**DVFA Analysts Conference** **Interim Report** as of August 31, 2004
▪ December 21, 2004	**Interim Report** as of November 30, 2004

Contact

Investor Relations

Axel Müller
76878 Bornheim
Tel: (+49) 0 63 48/ 60 - 24 44
Fax: (+49) 0 63 48/ 60 - 42 99
invest@hornbach.com

Press/Public Relations

Dr. Ursula Dauth
67433 Neustadt a. d. W.
Tel: (+49) 0 63 21/ 678 - 93 21
Fax: (+49) 0 63 21/ 678 - 93 00
presse@hornbach.com

Internet: www.hornbach-holding.com
www.hornbach.com

-> Appendices

HORNBACH HOLDING AG – HORNBACH-Baumarkt-AG

PRESSEMITTEILUNG – PRESS RELEASE

Key Group, Financial and Operating Figures 2003/2004 Financial Year (IFRS)

HORNBACH HOLDING AG Group

(ISIN DE0006083439)

Amounts shown in € m unless otherwise stated	± %	GJ 2003/2004	GJ 2002/2003
Sales and earnings figures			
Net sales	20.3	**2,057**	1,709
of which in other European countries	44.4	**611**	424
Earnings before taxes, extraordinary items and minority shares	35.9	**48**	35
Net income before minority shares	33.6	**27**	20
EBIT [1]	21.2	**82**	68
EBITDA [2]	16.5	**159**	137
Gross margin as % of net sales		**35.4**	34.9
Cash flow figures			
Capital investments	-42.1	**134**	231
Gross cash flow [3]	20.0	**125**	104
Earnings potential [4]	12.3	**140**	125
Net cash flow [5]	16.8	**104**	89
Dividend payment		**8.9**	8.9
Balance sheet and financial figures			
Balance sheet total	5.2	**1,664**	1,582
Shareholders' equity [6]		**433**	421
Shareholders' equity [6] as % of balance sheet total		**26.0**	26.6
Other information			
Number of employees	11.3	**10,596**	9,519
Earnings per preference share in €	23.6	**2.72**	2.20

1) Earnings before interest and taxes
2) Earnings before interest, taxes, depreciation and amortization
3) Earning before taxes, extraordinary items and minority shares, plus depreciation
4) Gross cash flow plus pre-opening expenses
5) Net income for the year plus depreciation
6) excluding minority shares pursuant to IFRS

HORNBACH HOLDING AG – HORNBACH-Baumarkt-AG
PRESSEMITTEILUNG – PRESS RELEASE

Key Group, Financial and Operating Figures
2003/2004 Financial Year (IFRS)

HORNBACH-Baumarkt-AG Group
(ISIN DE0006084403)

Amounts shown in € m unless otherwise stated	± %	GJ 2003/2004	GJ 2002/2003
Sales and earnings figures			
Net sales	18.2	**1,923**	1,628
of which in other European countries	44.4	**611**	424
Earnings before taxes and extraordinary items	81.5	**46**	25
Net income	93.3	**28**	14
EBIT [1)]	44.7	**67**	46
EBITDA [2)]	25.0	**129**	103
Gross margin as % of net sales		**35.9**	35.3
Cash flow figures			
Capital investments	-47.5	**73**	140
Gross cash flow [3)]	31.4	**108**	83
Earnings potential [4)]	19.8	**121**	101
Net cash flow [5)]	26.1	**90**	72
Dividend payment		**13.1**	13.1
Balance sheet and financial figures			
Balance sheet total	6.3	**1,162**	1,093
Shareholders' equity	4.0	**363**	350
Shareholders' equity as % of balance sheet total		**31.3**	32.0
Other information			
Number of employees	9.4	**9,852**	9,002
Earnings per share in €	93.8	**1.86**	0.96
Retail store data			
Number of stores		**110**	102
of which: in Germany		**83**	78
in other European countries		**27**	24
Comparable stores sales growth in %		**5.2**	1.5
Sales area in m² (based on BHB)	10.0	**1,115,900**	1,014,685
-Weighted average net sales per m² in €	6.2	**1,804**	1,699
-Average store size in m²	2.0	**10,145**	9,948
-Weighted average sales per store		**18.3**	16.9

1) Earnings before interest and taxes
2) Earnings before interest, taxes, depreciation and amortization
3) Earnings before taxes and extraordinary items plus depreciation
4) Gross cash flow plus pre-opening expenses
5) Net income for the year plus depreciation

Interim Report

HORNBACH-BAUMARKT-AG GROUP

82-3729

1st QUARTER 2004/2005
(March 1 to May 31, 2004)


HOC
HORNBACH
Es gibt immer was zu tun

HORNBACH-Baumarkt-AG Group
Interim Report (IFRS) for the First Quarter of 2004/2005
(March 1 to May 31, 2004)

- Consolidated sales up by 9.8 %
- Like-for-like sales up by 2.2 %
- Rise in earnings as percentage of sales

HORNBACH-Baumarkt-AG successfully maintained its growth trajectory in Germany and abroad in the first three months of the current financial year (March 1 to May 31, 2004). Consolidated sales increased by almost 10 % to € 585m. Like-for-like sales rose by 1.5 % in Germany and by 2.2 % across the Group. The market leader in the combined DIY megastore and garden center segment in Germany has therefore further improved its competitive position. In comparison with the equivalent period in the previous year, earnings for the first quarter of 2004/2005 grew more rapidly than sales. Consolidated earnings before taxes and extraordinary expenses improved by more than 25 % to € 40m.

Key Figures for the HORNBACH-Baumarkt-AG Group (in € m, unless otherwise stated)	± %	1st Quarter 2004/2005	1st Quarter 2003/2004
Net sales	**9.8**	**585.2**	**533.0**
of which in other European countries	11.6	186.8	167.4
Like-for-like sales growth		2.2%	3.9%
Gross margin (as % of net sales)		36.9%	35.6%
EBITDA	13.8	59.2	52.0
as % of net sales		10.1%	9.8%
Earnings before interest and taxes (EBIT)	20.4	45.4	37.7
as % of net sales		7.8%	7.1%
Consolidated earnings before taxes and extraordinary items	**25.8**	**40.5**	**32.2**
Extraordinary items after taxes	-	-	1.1
Consolidated net income	**11.0**	**24.2**	**21.8**
Earnings per share (€)	11.0	1.61	1.45
Investments	-16.2	8.8	10.5
Total assets	2.1	1,175.3	1,150.8
Shareholders' equity	4.8	388.8	370.9
Shareholders' equity as % of total assets		33.1%	32.2%
No. of employees	9.9	10,235	9,314
No. of stores (DIY)	5.8	110	104
Sales area (DIY) as per BHB (in 000 m²)	7.3	1,116	1,041
Average DIY store size (in m²)		10,146	10,005

HORNBACH increases consolidated sales by 9.8 %

The net sales of the HORNBACH-Baumarkt-AG Group rose by 9.8 % in the first quarter of 2004/2005 (March 1 to May 31, 2004) to € 585.2m (previous year: € 533.0m). Of this sum, € 186.8m was contributed by the HORNBACH DIY megastores with garden centers in other European countries (previous year: € 167.4m). The share of international sales therefore amounted to 31.9 % in the first quarter (previous year: 31.4 %). During the first three months, preparations were made for new store openings scheduled to take place at a later stage in the financial year. There was no change in the number of HORNBACH locations during the period under report. At May 31, 2004, a total of 110 DIY megastores with garden centers were in operation across the Group, of which 83 were in Germany. The 27 DIY megastores with garden centers in other European countries were distributed as follows: Austria (11), the Netherlands (8), the Czech Republic (4), Switzerland (2), Luxembourg (1) and Sweden (1). With total sales areas of 1,116,000 m^2, the average HORNBACH DIY store size amounted to 10,146 m^2. In the context of the integration of the former Lafiora garden centers, the HORNBACH-Baumarkt-AG Group has also operated four standalone specialist garden centers since the beginning of the 2004/2005 financial year. Its total number of retail outlets therefore amounted to 114 as of May 31, 2004.

2.2 % increase in like-for-like sales

Like-for-like sales rose by 2.2 % across the Group in the first quarter of the financial year. Comparable store sales rose by 1.5 % in Germany and by 3.9 % in other European countries. With the aid of its unique trading format, HORNBACH was once again able to increase its lead over its competitors in terms of the development of the overall DIY store and garden center sector in Germany. According to the Federal Association of German Home Improvement, DIY and Specialist Garden Stores (BHB), the DIY sector grew by 1.6 % between January and March 2004. Like-for-like sales at HORNBACH, by contrast, rose by 6.4 % in Germany in the first quarter of the 2004 calendar year, resulting in a further increase in the company's market share.

Development of earnings

As a result of the pleasing development of business, consolidated earnings before taxes and extraordinary expenses showed a year-on-year increase of 25.8 % to € 40.5m in the reporting period from March to May 2004 (previous year: € 32.2m). Operating earnings (EBIT) grew by 20.4 % to € 45.4m (previous year: € 37.7m). The EBIT margin rose from 7.1 % in the first quarter of the previous year to 7.8 % in the reporting period. Earnings before interest, taxes, depreciation and amortization (EBITDA) reported a year-on-year increase of 13.8 % to € 59.2m (previous year: € 52.0m). The EBITDA margin rose from 9.8 % to 10.1 %. The net income of the Group improved by 11.0 % during the first quarter of 2004/2005 to reach € 24.2m (previous year: € 21.8m). Earnings per share calculated in line with IFRS rose from € 1.45 to € 1.61.

The rise in the operating earnings figures in the first quarter is primarily attributable to like-for-like sales growth, coupled with an increase in the gross margin in spite of lower retail prices. The gross profit rose as a percentage of net sales from 35.6 % to 36.9 % across the Group. This was principally the result of improved conditions in the Group's international procurement activities and enhancements made to its product range and supply chain management (logistics). Moreover, the significant reduction in the level of pre-opening expenses compared with the equivalent period in the previous year also impacted positively on the level of earnings.

Personnel

At the reporting date on May 31, 2004, there were 10,235 (previous year: 9,314) individuals in fixed employment across Europe at HORNBACH-Baumarkt-AG or one of its subsidiaries. As an annual average and converted into full-time equivalents, the Group had 9,035 employees (previous year: 8,174).

Investments

A total of € 8.8m was invested during the first three months of the current financial year (previous year: € 10.5m), primarily in plant and equipment (75 %) and in land and buildings. Information as to the financing and investment activities of HORNBACH-Baumarkt-AG has been provided in the cash flow statement in the notes to this report.

Outlook

Five HORNBACH DIY megastores with garden centers are scheduled to be opened during the 2004/2005 financial year, of which three are in Germany. The Osnabrück location was opened on June 21, 2004. Stores are to be opened in Fürth and Braunschweig at a later point in the financial year, in both cases replacing existing HORNBACH locations in the same catchment areas (Nuremberg, Fürther Strasse; Braunschweig, Stobwasserstrasse).

The first HORNBACH DIY megastore with a garden center in Slovakia will commence operations at the Bratislava location in Summer 2004. In Switzerland, the store network will be extended to include the new megastore at Villeneuve on Lake Geneva.

Taking account of the two location substitutions, the number of DIY megastores is expected to rise by three to 113 by the end of the current financial year. These are supplemented by the four Lafiora garden centers to be retrospectively integrated as of March 1, 2004. The total number of retail outlets operated by the HORNBACH-Baumarkt-AG Group is therefore expected to number 117 by the end of the 2004/2005 financial year. The total net sales of the HORNBACH-Baumarkt-AG Group including newly opened stores are expected to rise to more than € 2.1 bn. On account of the scheduled expansion, like-for-like sales growth and a stable gross margin, consolidated earnings are expected to improve further and to rise as a percentage of sales.

Bornheim bei Landau, June 25, 2004
- The Board of Management -

Financial Calendar 2004

June 25, 2004	Financial Statements Press Conference 2003/2004 and Publication of Annual Report DVFA Analysts' Conference Interim Report as of May 31, 2004
September 02, 2004	Annual General Meeting in Frankfurt am Main
September 30, 2004	Interim Report as of August 31, 2004
December 21, 2004	Interim Report as of November 30, 2004

HORNBACH
Es gibt immer was zu tun.

Contact

Investor Relations
Axel Müller
76878 Bornheim bei Landau
Tel: (+49) 0 63 48/ 60 - 24 44
Fax: (+49) 0 63 48/ 60 - 42 99
invest@hornbach.com

Press/Public Relations
Dr. Ursula Dauth
67433 Neustadt a. d. W.
Tel: (+49) 0 63 21/ 678 - 93 21
Fax: (+49) 0 63 21/ 78 - 93 00
presse@hornbach.com

Internet: www.hornbach.com

HORNBACH-Baumarkt-AG Group Income Statement

	1st Quarter 2004/2005 € m	1st Quarter 2003/2004 € m	% change on previous year
Sales	585.2	533.0	9.8
Cost of goods sold	369.4	343.5	7.5
Gross profit	**215.8**	**189.5**	**13.9**
Store expenses	149.3	134.7	10.8
Pre-opening expenses	1.5	3.0	-50.0
General administration expenses	20.8	17.4	19.5
Other operating income and expenses	1.2	3.3	-63.6
Earnings before interest and taxes (EBIT)	**45.4**	**37.7**	**20.4**
Net financial expenses	-4.9	-5.5	-10.9
Consolidated earnings before taxes and extraordinary items	**40.5**	**32.2**	**25.8**
Taxes on income	16.3	11.5	41.7
Consolidated earnings after taxes and before extraordinary items	**24.2**	**20.7**	**16.9**
Extraordinary items	0.0	1.1	-100.0
Consolidated net income	**24.2**	**21.8**	**11.0**

HORNBACH-Baumarkt-AG Group
Balance Sheet

ASSETS	May 31, 2004 € m	%	May 31, 2003 € m	%	February 29, 2004 € m	%
A. Long-term assets	**649.7**	**55.2**	**641.4**	**55.7**	**654.2**	**56.2**
I. Intangible assets	15.6	1.3	12.4	1.1	15.2	1.3
II. Property, plant & equipment	617.6	52.5	615.3	53.5	621.6	53.4
III. Financial assets	0.8	0.1	1.0	0.1	0.8	0.1
IV. Other long-term assets	1.6	0.1	1.6	0.1	1.5	0.1
V. Deferred tax claims	14.1	1.2	11.1	1.0	15.1	1.3
B. Short-term assets	**525.6**	**44.8**	**509.4**	**44.3**	**508.1**	**43.8**
I. Inventories	428.1	36.5	382.5	33.2	425.0	36.6
II. Receivables and other assets	38.6	3.3	67.2	5.8	34.5	3.0
III. Liquid funds	58.9	5.0	59.7	5.2	48.6	4.2
TOTAL ASSETS	**1,175.3**	**100.0**	**1,150.8**	**100.0**	**1,162.3**	**100.0**

EQUITY AND LIABILITIES	May 31, 2004 € m	%	May 31, 2003 € m	%	February 29, 2004 € m	%
A. Shareholders' equity	**388.8**	**33.1**	**370.9**	**32.2**	**363.4**	**31.2**
I. Subscribed capital	45.0	3.8	45.0	3.9	45.0	3.9
II. Capital reserve	122.5	10.4	122.5	10.6	122.5	10.5
III. Revenue reserves	197.1	16.8	181.6	15.8	167.9	14.4
IV. Consolidated net income	24.2	2.1	21.8	1.9	28.0	2.4
B. Long-term liabilities	**331.4**	**28.2**	**338.9**	**29.4**	**335.4**	**28.8**
I. Financial liabilities	279.7	23.8	290.2	25.2	286.5	24.6
II. Deferred taxes	45.0	3.8	43.0	3.7	42.0	3.6
III. Other liabilities	6.7	0.6	5.7	0.5	6.9	0.6
C. Short-term liabilities	**455.1**	**38.7**	**441.0**	**38.4**	**463.5**	**40.0**
I. Financial liabilities	127.2	10.8	107.8	9.4	129.0	11.1
II. Trade accounts payable and other liabilities	236.8	20.1	277.4	24.1	271.4	23.4
III. Tax provisions	23.6	2.1	16.6	1.5	14.2	1.2
IV. Other provisions	67.5	5.7	39.2	3.4	48.9	4.3
TOTAL LIABILITIES	**1,175.3**	**100.0**	**1,150.8**	**100.0**	**1,162.3**	**100.0**

HORNBACH-Baumarkt-AG Group
Cash Flow Statement

	1st Quarter 2004/2005 € m	1st Quarter 2003/2004 € m
Consolidated earnings after taxes and before extraordinary items	**24**	**21**
Depreciation and amortization of fixed assets	14	14
Change in provisions	28	17
Profits / losses on the sale of fixed assets	0	-1
Change in inventories, trade accounts receivable and other assets	-6	-28
Change in trade accounts payable and other liabilities	14	43
Other income / expenses with no cash effect	4	2
Receipts / payments of extraordinary items	0	2
Inflow of funds from ordinary trading activities	**78**	**70**
Receipts from disposals of fixed assets	0	1
Payments for investments in tangible assets	-18	-11
Payments for investments in intangible assets	-1	0
Outflow of funds for investment activities	**-19**	**-10**
Receipts from the proceeds of financial loans	0	10
Payments for the redemption of financial loans	-10	-8
Receipts / payments from group financing activities	-40	-3
Change in short-term financial loans	1	-22
Outflow of funds for financing activities	**-49**	**-23**
Change in liquid funds	10	37
Liquid funds at March 1	49	23
Liquid funds at May 31	**59**	**60**

HORNBACH-Baumarkt-AG Group
Change in Consolidated Shareholders' Equity

1st Quarter 2003/2004 € m	Subscribed capital	Capital reserve	Hedging reserve	Cumulative currency conversion	Other revenue reserves	Net income	Total equity
Balance at 03.01.2003	**45**	**122**	**-2**	**1**	**168**	**15**	**349**
Transfer to reserves					15	-15	0
Net income						22	22
Balance at 05.31.2003	**45**	**122**	**-2**	**1**	**183**	**22**	**371**

1st Quarter 2004/2005 € m	Subscribed capital	Capital reserve	Hedging reserve	Cumulative currency conversion	Other revenue reserves	Net income	Total equity
Balance at 03.01.2004	**45**	**122**	**-2**	**0**	**170**	**28**	**363**
Currency adjustments				1			1
Valuation of derivative financial instruments, net after tax			1				1
Transfer to reserves					28	-28	0
Net income						24	24
Balance at 05.31.2004	**45**	**122**	**-1**	**1**	**198**	**24**	**389**

HORNBACH-Baumarkt-AG Group
Notes to the Group Interim Report (IFRS) as of May 31, 2004

(1) Accounting Principles

This non-audited group interim report of HORNBACH-Baumarkt-AG and its subsidiaries for the first quarter as of May 31, 2004 has been compiled in accordance with the accounting principles promulgated by the International Accounting Standards Board (IASB). Application has been made of all International Financial Reporting Standards (IFRS) and interpretations of the International Financial Reporting Interpretation Committee (IFRIC), previously the Standing Interpretation Committee "SIC", valid as of May 31, 2004.

The accounting principles applied in the compilation of this interim report correspond to those applied in the consolidated financial statements as of February 29, 2003/2004. The Group has made additional application of IAS 34 "Interim Reporting". This interim report is to be read in conjunction with the consolidated financial statements of HORNBACH-Baumarkt-AG for the 2003/2004 financial year. Reference is made to these financial statements on account of the additional information as to the particular accounting and valuation methods applied. The notes included therein also apply to this interim report unless expressly indicated otherwise.

(2) Reporting Entity

No changes were made to the reporting entity during the first quarter of 2004/2005.

(3) Newly Issued Accounting Standards

The IASB issued seven new or revised and supplemented standards in March 2004. The new standards and those standards revised within the framework of the "improvement projects" are only required to be applied by HORNBACH-Baumarkt-AG from March 1, 2005. No use is to be made of the possibility of voluntarily applying the standards at an earlier stage.

In line with the transition requirements outlined in IFRS 3 "Business Combinations", the standard is to be applied to all corporate combinations for which contracts are concluded on or after March 31, 2004. At HORNBACH-Baumarkt-AG, the standard is only applicable with effect from the 2005/2006 financial year to goodwill resulting from earlier corporate combinations. Overall, the standard has no effect on the interim financial statements as of May 31, 2004.

(4) Seasonal Influences

Due to weather conditions, the HORNBACH-Baumarkt-AG Group is subject to lower sales in the autumn and winter than in the spring and summer months. These seasonal variations are reflected in the figures for the first quarter. The results of business operations for the first three months up to May 31, 2004 do not necessarily provide an accurate indication of the results to be expected for the overall financial year.

(5) Adjustments Made in the Interim Financial Statements

With effect from the first quarter of 2004/2005, the income statement of HORNBACH-Baumarkt-AG has been compiled for the first time using the standard international cost of sales accounting method. The resultant harmonization of internal and external reporting structures also reflects in aggregate form in the company's external accounting that information considered to be useful and of relevance for the internal management of the company. This provides a common language both within the company and in its communications with the capital markets. The harmonization resulted in a restructuring and new summarization of items within the income statement. The figures contained in the income statement for the previous year have been adjusted accordingly. This results in a change to earnings before interest and taxes (EBIT), given that the other taxes previously reported under tax expenses have been allocated to the functional divisions in which they arise.

The adjustments made are structured as follows:

€ m	1st Quarter 2003/2004
EBIT as reported	38.2
Other taxes	-0.5
EBIT following adjustment	37.7

The segment results (please see Segmental Reporting) have been adjusted to take account of the altered earnings before interest and taxes (EBIT).

(6) Store Expenses

Store expenses include costs incurred in connection with the operation of DIY megastores with garden centers. They primarily consist of personnel, advertising, general operating, depreciation and rental expenses.

(7) Pre-Opening Expenses

Costs incurred in connection with the construction of a new DIY megastore with a garden center are reported as pre-opening expenses. These primarily consist of personnel expenses and other expenses.

(8) Administration Expenses

Administration expenses include all those administration costs incurred in connection with the operation or construction of DIY megastores with garden centers which cannot be directly allocated to such projects. These primarily involve personnel expenses, legal and advisory expenses, IT expenses and depreciation and other administration expenses.

(9) Other Operating Income and Expenses

Other operating income and expenses are structured as follows:

€ m	1st Quarter 2004/2005	1st Quarter 2003/2004	± %
Other operating income	5.1	6.2	-17.7
Other operating expenses	3.9	2.9	34.5
Other operating income and expenses	**1.2**	**3.3**	**-63.4**

Other operating income primarily relates to advertising grants, income from transfers within the HORNBACH HOLDING AG Group and other income generated within the framework of operating activities.

Other operating expenses principally consist of expenses which cannot be accurately allocated to any particular functional division and which are incurred within the framework of operating activities. These particularly include exchange rate and currency differences, losses incurred on the disposal of fixed assets and losses resulting from cases of damage.

(10) Other Disclosures

The personnel expenses of the HORNBACH-Baumarkt-AG Group amounted to € 83.4m at the end of the first quarter on May 31, 2004 (previous year: € 73.9m).

Depreciation and amortization totaling € 13.8m was undertaken on intangible assets and property, plant and equipment at the HORNBACH-Baumarkt-AG Group in the first three months of the 2004/2005 financial year (previous year: € 14.3m).

(11) Taxes on Income

Taxes on income are structured as follows:

€ m	1st Quarter 2004/2005	1st Quarter 2003/2004	± %
Current tax expenses	12.6	9.4	34.0
Deferred tax expenses	3.7	2.1	76.2
	16.3	**11.5**	**41.7**

(12) Earnings Per Share

Undiluted earnings per share are calculated pursuant to IAS 33 (Earnings per Share) as the quotient of the income allocable to the shareholders of HORNBACH-Baumarkt-AG for the period under report and the weighted average number of shares in circulation.

Earnings per share

	May 31, 2004	May 31, 2003
Number of shares issued	15,011,500	15,011,500
Net income allocable to the shareholders		
of HORNBACH-Baumarkt-AG (in € m)	24.2	21.8
Earnings per share (in €)	**1.61**	**1.45**

Due to share option plans, there are some shares which may potentially be diluted. These have no influence on the earnings per share figure, however, as the hurdles for exercising such options have not been reached.

(13) Segment Reporting

1st Quarter 2004/2005 in € m (1st Quarter 2003/2004 in € m)	DIY Megastores	Real Estate	Other and Consolidation	HORNBACH-Baumarkt-AG Group
Segment income	**585.0**	**21.7**	**-21.5**	**585.2**
	(532.6)	(17.5)	(-17.1)	(533.0)
- Sales proceeds from external third parties	584.8	0.0	0.0	584.8
	(532.3)	0.0	0.0	(532.3)
- Sales proceeds from affiliated companies	0.2	0.0	0.0	0.2
	(0.3)	(0.0)	(0.0)	(0.3)
- Rental income from affiliated companies, internal rental income	0.0	21.5	-21.5	0.0
	(0.0)	(17.3)	(-17.1)	(0.2)
- Rental income from external third parties	0.0	0.2	0.0	0.2
	(0.0)	(0.2)	(0.0)	(0.2)
Segment Result (EBIT)	**41.7**	**6.4**	**-2.7**	**45.4**
	(33.6)	(7.4)	(-3.3)	(37.7)

Bornheim, June 25, 2004

The Board of Management
HORNBACH-Baumarkt-Aktiengesellschaft